SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

for the fiscal year ended March 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from _______ to _______

Commission file number 1-3203

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

CHESAPEAKE CORPORATION
1021 East Cary Street
Richmond, Virginia 23218-2350

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Salaried Employees' Stock Purchase Plan:

The Salaried Employees' Stock Purchase Plan (the "Plan") is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:
Name	Address
Thomas A. Smith (1)	Richmond, Virginia 23218
J. P. Causey Jr. (2)	Richmond, Virginia 23218
William T. Tolley (3)	Richmond, Virginia 23218

(1) Mr. Smith is Vice President - Human Resources of the Corporation and serves as the Committee Chairman.

(2) Mr. Causey is Senior Vice President, Secretary & General Counsel of the Corporation.

(3) Mr. Tolley is Senior Vice President - Finance & Chief Financial Officer of the Corporation.

Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

  Financial Statements:

Salaried Employees' Stock Purchase Plan:
Statements of Financial Condition
Statements of Income and Changes in Plan Equity

(b) Exhibit:

23.1 Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Salaried Employees' Stock Purchase Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned hereunto duly authorized.
SALARIED EMPLOYEES' STOCK PURCHASE PLAN

/s/ Thomas A. Smith
-------------------
Thomas A. Smith,
Chairman of the Committee

June 8, 2001

Report of Independent Accountants

To the Salaried Employees' Stock

Purchase Plan Committee:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Salaried Employees' Stock Purchase Plan (the "Plan") at March 31, 2001 and 2000, and the changes in plan equity for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP
-----------------------------
PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 8, 2001

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

March 31, 2001 and 2000

	2001	2000
	-------	------
Asset:
Funds held by Chesapeake Corporation and
participating subsidiaries (Note 2)	$4,369	$5,597
	=========	========
Plan equity	$4,369	$5,597
	=========	========

The accompanying notes are an integral part of these financial statements.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended March 31, 2001, 2000 and 1999

	2001	2000	1999
	----	----	----
Contributions (Notes 1 and 4):
Employees	$1,217,306	$1,811,971	$2,062,552

Employer: $197,868 in 2001, $509,318
in 2000 and $663,891 in 1999; less
withheld taxes of $77,588, $197,427
and $263,748, respectively	120,280	311,891	400,143
	----------	----------	----------
	1,337,586	2,123,862	2,462,695
Deductions:
Purchase and distribution to
participants at year end of 44,106
shares in 2001 ($24.78 per share),
64,654 shares in 2000 ($24.27 per
share), and 78,816 shares in 1999
($28.84 per share) of common stock of
Chesapeake Corporation (Note 1)	1,092,881	1,569,075	2,272,856

Refunds to employees withdrawing from
the Plan attributable to (Note 1):
Employees' contributions for the year	244,220	559,212	190,832
Employees' account balances at
beginning of year	2,500	5,383	1,888
	----------	----------	----------
	1,339,601	2,133,670	2,465,576
	----------	----------	----------
Decrease in plan equity
before transfers	(2,015)	(9,808)	(2,881)

Net transfers from Hourly Employees'
Stock Purchase Plan	787	4,815	12

	----------	----------	----------
Decrease in plan equity	(1,228)	(4,993)	(2,869)

Plan equity, beginning of year	5,597	10,590	13,459
	----------	----------	---------
Plan equity, end of year	$ 4,369	$ 5,597	$ 10,590
	==========	==========	==========

The accompanying notes are an integral part of these financial statements.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The stockholders of Chesapeake Corporation (the "Corporation") have approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total of 2,587,559 shares of the Corporation's common stock for sale to certain eligible full-time salaried employees, as defined, of the Corporation and participating subsidiaries (the "Employer").

The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee"), whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation. Participants in the Plan are permitted to contribute between one and five percent of their basic compensation, as defined by the Plan. The Employer contributes to the Plan, as of the end of the Plan Year, a percentage (determined by the Committee, up to 60%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. For fiscal years 2001, 2000 and 1999, the employer contribution was 20.0%, 30.8% and 35.4%, respectively, of the participants' contributions net of refunds. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares.

As of March 31, 2001, 2,351,824 shares (44,106 shares in the current year and 2,307,718 in prior years) of the Corporation's common stock had been issued under the Plan and 235,735 shares were available for future issuance.

An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death. A participant who retires may continue to participate in the Plan until the end of the next Plan Year following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter

NOTES TO FINANCIAL STATEMENTS, continued:

1. Description of the Plan, continued:

preceding the date participation in the Plan is terminated. The Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each Plan year. The interest rate for Plan years commencing April 1, 1995 and later has been 5% per annum compounded quarterly. This interest rate will stay in effect from year to year unless it is changed by the Committee. For the Plan years ended March 31, 2001, 2000, and 1999, the Employer paid $2,577, $1,498 and $2,107 of interest, respectively, to employees withdrawing from the Plan. An individual who terminates participation in the Plan forfeits all rights to any contribution from the employer with respect to the Plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.

The fiscal year of the Plan ends each March 31.

2. Funds Held by Chesapeake Corporation and Participating Subsidiaries:

Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

3. Taxes and Expenses:

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

Expenses of administering the Plan are borne by the Employer.

NOTES TO FINANCIAL STATEMENTS, continued:
  Contributions to the Plan:

  Contributions (net of withheld taxes) were as follows:
		For the Year Ended March 31,
2001			2000	1999

	Employer	Employees	Employer	Employees	Employer	Employees
Chesapeake
Corporation	$ 25,560	$ 204,774	$ 38,023	$ 228,231	$ 41,540	$ 193,187

Subsidiaries:
Delmarva
Properties, Inc.	4,153	33,519	5,725	33,454	6,608	30,279
Chesapeake Display
and Packaging Company	51,009	627,267	142,504	847,188	148,556	809,803
Chesapeake Packaging
Co. and Capitol
Packaging Corp.	39,558	351,746	58,605	331,659	54,553	297,746
Wisconsin Tissue
Mills Inc.	-	-	62,768	345,531	137,007	670,805
Chesapeake
Forest Products
Company	-	-	4,266	25,908	11,879	60,732
	--------	----------	--------	----------	--------	----------
Totals	$120,280	$1,217,306	$311,891	$1,811,971	$400,143	$2,062,552
	========	==========	========	==========	========	==========

  Change in Participation due to Joint Ventures:

On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint venture with Georgia-Pacific Corporation (G-P). The participants received shares of the Corporation as of March 31, 2000 and the Corporation distributed to the applicable participants, the accumulated 2000 carryover employee and employer contributions.

Effective October 3, 1999, the Corporation contributed substantially all of the assets of its wholly owned subsidiary, Wisconsin Tissue Mills Inc.(WT), to a joint venture with G-P. The Corporation received a 5% interest in the joint venture. The Corporation distributed, to the WT participants, the accumulated 1998 carryover employee and employer contributions and 1999 employee and employer contributions which were made to the Plan.

NOTES TO FINANCIAL STATEMENTS, continued

6. Subsequent Events:

In May 2001, the Corporation completed the sale of Chesapeake Packaging Co. and Capitol Packaging Corporation to Inland Paperboard and Packaging, Inc. a subsidiary of Temple-Inland, Inc. In May 2001, the Corporation distributed to the applicable participants, the accumulated employee and employer contributions made by the participants from April 1, 2001 to the date of closing.

In April 2001, the Corporation signed an agreement to sell the assets of its U.S. Display business of Chesapeake Display and Packaging Company, a subsidiary of Chesapeake Corporation to CorrFlex Graphics,LLC. Under the terms of the agreement, the Corporation will distribute the accumulated employee and employer contributions to the applicable participants upon closing of the sale.

EXHIBIT 23.1

Consent of Independent Accountants

_______

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14926) of Chesapeake Corporation of our report dated June 8, 2001 relating to the financial statements of the Chesapeake Corporation Salaried Employees' Stock Purchase Plan, which appears in this Form 11-K.
/s/PRICEWATERHOUSECOOPERS LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 27, 2001